UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Copenhagen, June 4, 2025: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transactions related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.

BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chairman of the Board of Directors, has made the transactions described in the attached notification on the dates set out therein.

Please see the attached file for further details.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

Alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	BW Altor Pte. Ltd.
2	Reason for the notification
a)	Position/status	Closely associated person to Andreas Sohmen-Pao, chairman of the Board of Directors
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.00	1,721

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 50.00 Total number of shares: 1,721 shares Total price: NOK 86,050.00
e)	Date of the transaction	30 May 2025
f)	Place of the transaction	Oslo Stock Exchange, XOSL

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.88	1,053
		NOK 49.89	323
		NOK 49.90	2,455
		NOK 49.95	352
		NOOK 49.96	321

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.90 Total number of shares: 4,504 shares Total price: NOK 224,762.17
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE AUCTION ON DEMAND (AOD), AQEA
4.3	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.80	87

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.80 Total number of shares: 87 shares Total price: NOK 4,332.60
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE, AQEU
4.4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.73	139
		NOK 49.75	110
		NOK 49.84	2,394
		NOK 49.86	966
		NOK 49.87	139
		NOK 49.88	2,767

NOK 49.89	2,447
NOK 49.90	12,491
NOK 49.92	778
NOK 49.94	1,038
NOK 49.95	1,261
NOK 49.96	1,157
NOK 49.97	1,386
NOK 49.985	1,253
NOK 50.00	1,491

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.91 Total number of shares: 29,817 shares Total price: NOK 1,488,104.09
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	CBOE EUROPE - DXE PERIODIC (NL), BEUP
4.5	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.99	79,403

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.99 Total number of shares: 79,403 shares Total price: NOK 3,969,355.97
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	CBOE EUROPE - DXE DARK ORDER BOOK (NL), CEUD
4.6	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.80	644
		NOK 50.00	922

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.92 Total number of shares: 1,566 shares Total price: NOK 78,171.20
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	CBOE EUROPE - DXE ORDER BOOKS (NL), CEUX
4.7	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.98	2,452
		NOK 50.00	2,825

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.99 Total number of shares: 5,277 shares Total price: NOK 263,800.96
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	MORGAN STANLEY EUROPE S.E. - SYSTEMATIC INTERNALISER, MESI

4.8	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.86	225
		NOK 49.89	216
		NOK 49.90	206
		NOK 49.975	2,449

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.96 Total number of shares: 3,096 shares Total price: NOK 154,662.92
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	TURQUOISE EUROPE - LIT AUCTIONS, TQEA
4.9	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.80	139
		NOK 50.00	179

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.91 Total number of shares: 318 shares Total price: NOK 15,872.20
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	TURQUOISE EUROPE, TQEX
4.10	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.80	883
		NOK 50.00	537

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.88 Total number of shares: 1,420 shares Total price: NOK 70,823.40

e)	Date of the transaction	2 June 2025
f)	Place of the transaction	Oslo Stock Exchange, XOSL
4.11	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.85	66,234
		NOK 49.86	313
		NOK 49.89	3,104
		NOK 49.90	6,127

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.86 Total number of shares: 75,778 shares Total price: NOK 3,777,966.94
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	POSIT AUCTION, XPAC
4.12	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.985	89,311

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.985 Total number of shares: 89,311 shares Total price: NOK 4,464,210.34
e)	Date of the transaction	2 June 2025
f)	Place of the transaction	POSIT DARK, XPOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

CADELER A/S
(Registrant)

By:	/s/ Mikkel Gleerup
Name:	Mikkel Gleerup
Title:	Chief Executive Officer